Mail Stop 3561

      October 27, 2005

Michael S. Dunlap
President and Principal Executive Officer
Nelnet Student Loan Funding, LLC
121 S. 13th Street, Suite 201
Lincoln, Nebraska  68508

Re: 	Nelnet Student Loan Funding, LLC
		Registration Statement on Form S-3
		Filed September 28, 2005
		File no.  333-128658

Dear Mr. Dunlap:

      We have limited our review of your filing to compliance with Regulation AB. Please further note that the scope of our current review is limited only to those matters addressed in the comments that follow.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please provide the static pool information when it becomes available.
3. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.
4. Please confirm that all finalized agreements will be filed at the time of takedown. Please refer to Item 1100(f).

Reset Rate Note Prospectus Supplement

Cover page
5. Please delete the reference to the issuing entity as the "issuer."
The depositor is the issuer. Refer to Item III.A.3.d. of the Adopting Release for Regulation AB (Release nos. 33-8518; 34-50905).
Identify the issuing entity as the issuing entity.
6. Please revise the statement located in the highlighted box here and in the base prospectus to accurately reflect the language under
Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the issuing entity.
7. Please briefly describe any credit enhancement or other support for the transaction. Refer to Item 1102(h) of Regulation AB.

Summary of Terms, page S-1
8. Please identify the remarketing agents and disclose whether they are affiliates.

Flow of Funds Chart, page S-15
9. Please identify the various transaction parties such as the depositor, master servicer, administrator and remarketing agents, for example.

Prospectus Supplement

Summary of Terms, page S-1

The Trust`s Assets, page S-5
10. We note your disclosure on page S-6 that if the depositor breaches a representation under the loan purchase agreement regarding a student loan, the depositor generally will be obligated to cure such breach, repurchase or replace such student loan, or reimburse the trust for any losses resulting from the breach. The pool may not contain a non-performing loan at the cut-off date; please tell us how you will ensure that it does not.

The Prefunding Account, page S-6
11. Please confirm that the duration for the prefunding periods you reference will not extend beyond one year from the date of issuance and that the amount of proceeds for the prefunding account is not greater than 50% of the offering proceeds. Refer to Item
1101(c)(3)(ii) of Regulation AB.

Rating of the Notes, page S-13
12. Please disclose here the minimum rating that must be assigned. See Item 1103(a)(9).

[The acquisition of additional student loans after the closing date may change the characteristics of the pool of student loans...], page
S-17
13. Please revise to disclose whether there are any differences in the underwriting criteria the revolving or prefunding period from the criteria used to select the current asset pool. See Item 1111(g)(7).

The subservicers, page S-23
14. We note that Nelnet`s subservicing agreement authorizes Nelnet to
delegate its duties under the subservicing agreement under certain
conditions.   Please describe those conditions.
15. We note that Nelnet expects that a percentage of student loans acquired with the proceeds of the notes will be performed by servicers other than Nelnet. Please add bracketed language to the prospectus supplement to provide disclosure to the extent material if the servicers meet the thresholds in accordance with Item 1108(a)(3)
of Regulation AB.
16. In this regard, please confirm whether you will notify noteholders of any such additions or changes in servicers. Refer to
Item 6.02 of Form 8-K.

Fees and Expenses, page S-27
17. Please add this section to the table of contents.
18. Please confirm that you have disclosed any expenses incurred in connection with the selection and acquisition of the pool assets that are payable from the offering proceeds. Refer to Item 1107(j) of Regulation AB.

Distribution of the Student Loans by Number of Days Delinquent, page
S-33
19. The days delinquent table should include 30 day buckets for all the loans that are delinquent. In other words, "121 and above" is not an acceptable catchall.

Derivative Counterparty, page S-53
20. Refer to your bracketed information regarding the accuracy or completeness of the preceding paragraphs on pages S-53 and S-57. Disclaimers of liability for material information are not appropriate for a prospectus or in a registration statement by either the depositor (or an affiliate of a depositor) or the underwriter. Please delete or revise the italicized statements and similar disclaimers in the prospectus supplement or base prospectus.

Reports to Noteholders, page S-60
21. Confirm, if true, that the quarterly reports given to security holders will contain the same information as the 10-Ds filed with the
Commission.

Additional Information, page S-61
22. Please confirm your understanding that the most recent period for
which static pool information is required must be no later than
135
days prior to the date of first use of the prospectus.  See Item
1105(a)(3)(ii).


Base Prospectus

General
23. Please add a section and provide the disclosure requested in Item
1117 of Regulation AB that would be material to investors here or in the base or prospectus supplement. If there are no current legal proceedings pending against any transaction party, please state.

Summary of the Offering, page iii

Use of principal receipts, the revolving period, page iv
24. Please advise us of the length of the revolving period.

Credit and cash flow or other enhancement and derivative products, page vii
25. We note your statement that any credit or cash flow enhancement or derivative product for a series of notes will be described in a related prospectus supplement. We remind you that all potential methods of credit enhancement or liquidity providers must be discussed in the base.
26. Please remove the phrase "or other swaps." If you mean other interest rate or currency swaps, it is redundant. If you mean something that is not on the list, we are not sure it belongs in an
ABS filing. Make similar changes on pages 72, 73 and elsewhere as appropriate.
27. We note that your credit enhancement may be established in the form of "exchange agreements." Either delete or provide us with your legal analysis to explain how these agreements would meet the definition of asset-backed security.
28. Add bracketed language to the prospectus supplement to clarify that you will provide the financial information as outlined in Item
1114(b) if the aggregate significance percentage is 10% or more or advise why this would never be necessary.

The Sponsor, the Depositor, and the Master Servicer and
Administrator, page 1
29. Tell us what the administrator`s role is with regards to setting terms for remarketing. Confirm, if true, that those decisions are made by the remarketing agents alone, although they may get information from the administrator.
30. In a registered remarketing transaction the issuer must update the prospectus so that at the time of the remarketing the prospectus includes all of the information regarding the pool required to be in the prospectus. See footnote 193 of Release 33-8518. To the extent the issuer has not previously updated the prospectus to include all the updated information required by Form S-3, such as updated information required by Item 1111 of Regulation AB, through incorporation of Exchange Act filings, the issuer must file and incorporate by reference a Form 8-K containing the information regarding the pool assets or must file a prospectus supplement or post-effective amendment, as appropriate, to update the prospectus.
Confirm that you will follow this practice.

Servicing and Administration, page 16
31. We note that NELN will arrange for and oversee the servicing of a trust`s student loans by one or more subservicers pursuant to one or more subservicing agreements. Please add bracketed language to the prospectus supplement to provide disclosure to the extent material if the servicers meet the thresholds in accordance with Item 1108(a)(3)
of Regulation AB.
32. We note that under the terms of the indenture, the administrator may designate another master servicer with respect to a trust`s student loans. Please provide disclosure required by Item 1108(d) of
Regulation AB.

Statements as to Compliance, page 19
33. Please revise this section to reflect the requirements for an annual report on assessment of compliance with servicing criteria for asset-backed securities as well as an attestation report from a registered public accounting firm pursuant to Exchange Act Rule 15d-
18 and Item 1122 of Regulation AB.  See also Item 1123 of
Regulation
AB. Also revise to clarify the party will use the criteria in paragraph (d) of Item 1122 to assess compliance with the servicing criteria. Please note that all of the required reports must be filed as exhibits to the annual report on Form 10-K.
34. As there may be multiple servicers involved in servicing the pool assets, please revise this section to include bracketed language to state that each servicer will provide a separate servicer compliance statement as required by the Instructions to Item 1123 of Regulation
AB.


Description of the Notes, page 22

Index Rate Notes, page 26
35. Please delete the statement on page 26 "or some other rate" at the end of the first paragraph. Disclose all of the different indices that you contemplate using for determining interest.
Refer
to Item 1113(a)(3) of Regulation AB. Please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or currency swap. Refer to Section III.A.2. of the Adopting Release for
Regulation AB (Release Nos. 33-8518; 34-50905).

Description of Credit Enhancement and Derivative Products, page 72
36. Please provide a general description of the types of credit enhancement listed in the bullet points on page vii.

Ratings, page 86
37. Please identify the ratings agencies and minimum rating that must be assigned. Also, describe any arrangements to have such rating monitored while the asset backed securities are outstanding. Refer to Item 1120 of Regulation AB.
38. Either delete the last sentence on page 86 or tell us why it is necessary. We note that you do not interpret any other data presented for the security holder.

Incorporation of Documents by Reference; Where to Find More
Information, page 87
39. Please revise this section to describe the reports or other documents to be provided to security holders required under the transaction agreements, and the reports to be filed with the Commission. Refer to Item 1118(a) and (b) of Regulation AB. Please also revise to provide the new SEC address 100 F Street, NE, Washington, D.C. 20549.

Signatures
40. Revise to include the signature of the depositor`s controller or principal accounting officer. Refer to General Instruction V.B.
of
Form S-3.


Closing

   As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   Please contact Johanna Vega Losert at (202) 551-3325, Attorney-Advisor, or me at (202) 551-3750 with any other questions.

					Sincerely,



					Max A. Webb
					Assistant Director
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Michael S. Dunlap
Nelnet Student Loan Funding, LLC
October 27, 2005
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